Mail Stop 3561

February 29, 2008

Chien Lee, Chief Executive Officer
CS China Acquisition Corp.
4100 N.E. Second Avenue, Suite 318
Miami, FL 33137

> **Re:** **CS China Acquisition Corp.**
> **Amendments No. 2 and 3 to Registration Statement on Form S-1**
> **Filed January 31, 2008 and February 21, 2008**
> **File No. 333-147294**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Taxation, page 74

1. We refer you to prior comment 5. In your disclosure you provide several conclusions concerning U.S. tax law. For example, you state that "Any capital gain or loss realized by the U.S. holder on a sale or other disposition of our ordinary shares will generally be long-term capital gain or loss if the U.S. holder's holding period for the ordinary shares is more than one year." This and other similar statements in your disclosure are legal conclusions that only the registrant's counsel may make. Please revise to clarify that these are counsel's

conclusions. You should also identify counsel and refer readers to the legality opinion.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, James Lopez, Legal Branch Chief, at (202) 551-3536, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David A. Miller, Esq.
        Graubard Miller